Mail Stop 4561

November 10, 2008

Richard Heaps
Chief Financial Officer
Selectica, Inc.
1740 Technology Drive, Suite 450
San Jose, CA 95110

> **Re:** **Selectica, Inc.**
> **Form 8-K filed on November 6, 2008**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **File No. 000-29637**

Dear Mr. Heaps:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

1.   We note that the Form 10-Q/A filed November 6, 2008 does not include the disclosure requirements provided for in paragraphs 25 and 26 of SFAS 154 to reflect the changes as a correction of an error in previously issued financial statements. We also refer you to the disclosure requirements in paragraph 26 of APB Opinion No. 9. Amend your filing accordingly.

Item 4. Controls and Procedures, page 20

Management's Report of Internal Control over Financial Reporting, page 20

2.   We note your disclosure that as a result of the recent departure of your CEO and CFO, your internal control over financial reporting during your most recently completed fiscal quarter "may have been" materially affected, or are reasonably likely to be materially affected. Please revise to state clearly, if correct, that there were changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. See Item 308(c) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551- 3855.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief